

June 17, 2021

Matt Fargey
Chief Financial Officer
Maverix Metals Inc.
Suite 575, 510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

> **Re: Maverix Metals Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 23, 2021**
> **File No. 001-38934**

Dear Mr. Fargey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2020

Exhibit 99.1
Material Assets, page 33

1. We note your disclosure stating that the stream on La Colorada mine is your only material asset. Please tell us how you evaluate the materiality of your royalty and streaming arrangements. In this regard we note from page 25 of your Consolidated Financial Statements that other assets appear to materially contribute to your revenue and cash flow, including Beta Hunt, Hope Bay, Moss, and Omolon. In your response please summarize the data and conclusions related to the quantitative metrics associated with your analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation